Annual Report

Cover Page

Name of issuer:

Sunjoined LLC

Legal status of issuer:

Form: Limited Liability Company
Jurisdiction of Incorporation/Organization: KY
Date of organization: 5/14/2019

Physical address of issuer:

110 W Vine St
Lexington KY 40507

Website of issuer:

http://sunjoined.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$236,570.00	$50.00
Cash & Cash Equivalents:	$182,949.00	$50.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$9,124.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$41,048.00	$0.00
Cost of Goods Sold:	$25,747.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($3,123.48)	($40.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Sunjoined LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Lamar Wilson	CEO	Sunjoined LLC	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Lamar Wilson	Managing Member	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Lamar Wilson	Membership Interests	51.0
Wilsondom LLC	Member Units	49.0

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

CBD is a naturally occurring compound found in hemp that has been known to help with many ailments, including but not limited to insomnia and inflammation. Even though there are many people who share anecdotal evidence of its benefits, several government organizations are looking to add more regulation to the industry. This could create limitations or bans on one of the most demanded byproducts of hemp cultivation and processing.

Farming is a risky endeavor. Due to risks, like natural disasters, drought, pest, disease and fire; farming any crop is left up to nature. Therefore there is no guarantee that the crop will even make it to harvest. Usually agricultural crops have access to insurance products that help mitigate these risks. With Industrial Hemp, insurance products have been delayed due to the recent signing of the 2018 Farm Bill.

Industrial Hemp is categorized, in most states, as cannabis with less than .3% THC. Environmental differences, harvest timing, and risky seeds or propagules could cause cultivated crops to be destroyed in most state programs. If the crop "runs hot" then a farmer could lose their entire investment.

The FDA hasn't taken a definitive stance on natural CBD being safe for food products. Because of that many states have followed suit and have taken a wait and see approach to allowing CBD infused food. Until the FDA takes a stance there is risk that the demand for CBD may not hit the speculated national demand.

Sunjoined's continued distribution will rely on a series of applications being built to facilitate the business. The CEO, Lamar Wilson, has over 10 years experience creating enterprise applications for organizations but building a technical team can be difficult, especially remotely. Because technology is a huge part of the success of Sunjoined, there is a risk involved with making sure the tech is executed in a timely matter.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
	This is an LLC with no issued units.		

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

None

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
	Regulation Crowdfunding	SAFE	$500	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Sunjoined Grow Fund 1
Amount Invested	$104,000.00
Transaction type	Other
Issue date	04/19/19
Relationship	Manager

Sunjoined Grow Fund 1 is a Joint Venture comprised of five entities, including primary voting member Wilsondom, LLC. Wilsondom has brought together other joint venturers to sponsor hemp farmers in multiple states. Lamar Wilson personally owns more than 20% in two of the Joint Venture parties, one of which is Wilsondom, LLC. The joint venture is not included in the newly created, Sunjoined LLC. Hemp materials grown from this joint venture may be available to Sunjoined LLC because of the the relationship with Wilsondom LLC.

Sunjoined Grow Fund 1 LLC, is a Kentucky llc created to manage the farms on behalf of the Joint Venture. It is managed by Wilsondom, LLC.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Sunjoined is a network of trusted hemp farmers. We plant, grow, harvest, process, sell, and distribute hemp materials and products.

In five years, Sunjoined aims to be the largest network of hemp farmers in the United States. We will also have the largest distributed network of individual distributors of hemp related products on Earth.

Milestones

Sunjoined LLC was incorporated in the State of Kentucky in May 2019.

Since then, we have:

- Our mission is to help family farmers make a living by growing hemp
- Our farmers are in 7 states, and our inquiries to join increase daily.
- In 3 months, 700+ people have signed up and shown interest in marketing and distributing hemp products with Sunjoined.
- CBD, one of hemp's products, is expected to reach $22B in market size by 2022.
- Lamar is former CEO for supply chain blockchain company. Investors: 500 Startups, Tim Draper, and Cross Cut Ventures. Hijro customers: JPMC + Wells Fargo
- Chief Grower Joel has 15+ years experience growing cannabis (hemp is cannabis plant), which will help our network farmers who are brand new to hemp
- Our parent company, Wilsondom raised over 100k+, to sponsor hemp farmers, from businesses from all over the US, in just a few months leading up to grow season

Historical Results of Operations

Our company was organized in May 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $41,048. Our gross margin was 37.28%.
- *Assets.* As of December 31, 2019, the Company had total assets of $236,570, including $182,949 in cash.
- *Net Loss.* The Company has had net losses of $3,123.48 for 2019.
- *Liabilities.* The Company's liabilties totaled $9,124 for 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 8 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 24 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Sunjoined LLC cash in hand is $182,949, as of December 2019. Over the last three months, revenues have averaged $13,667/month, cost of goods sold has averaged $10,190/month, and operational expenses have averaged $12,558/month, for an average burn rate of $9,081 per month. Our intent is to be profitable in 24 months.

Over the next year we will see a significant change in our revenue due to the harvesting, processing and distribution of Hemp based products. Due to Covid 19 sales have begun to slow and may take some time to recover, after quarantines are final.

Over the next 3-6 months our revenue should avg $15k per month with expenses staying around the $25k-$28k a month.

We do not have any other sources of capital at this time. We have not taken on any other debt.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://sunjoined.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

Lamar Wilson

Appendix E: Supporting Documents

Sunjoined_LLC_Operating_Agreement__2_.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Early Bird SAFE (Simple Agreement for Future Equity)
- SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Lamar Wilson

Appendix E: Supporting Documents

- Sunjoined_LLC_Operating_Agreement__2_.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Sunjoined LLC

By

Lamar Wilson

Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Lamar Wilson

Founder

5/26/2020

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.